UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 000-25121
_____________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SLEEP NUMBER PROFIT SHARING
AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SLEEP NUMBER CORPORATION
1001 Third Avenue South
Minneapolis, Minnesota 55404

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019

Signature

Exhibit:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2019 and 2018 and for the year ended December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Investment Committee of the
Sleep Number Profit Sharing and 401(k) Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sleep Number Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2010.
Minneapolis, Minnesota
June 25, 2020

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018
Assets
Cash	$252,623	$62,596

Investments at fair value	166,037,474	118,967,647
Investments at contract value	—	12,796,924
Total investments	166,037,474	131,764,571

Receivables:
Notes receivable – participants	3,394,347	3,318,048
Company contributions	472,641	374,869
Participant contributions	1,203,348	955,048
Total receivables	5,070,336	4,647,965
Total assets	171,360,433	136,475,132

Liabilities
Accrued liabilities	166,173	410,874
Total liabilities	166,173	410,874
Net assets available for benefits	$171,194,260	$136,064,258

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

2019
Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$4,878,248
Net realized/unrealized appreciation in fair value of investments	27,555,209
Total investment gain	32,433,457

Interest income on notes receivable - participants	197,576

Contributions:
Participant	13,643,336
Company	6,326,994
Rollovers	974,093
Total contributions	20,944,423
Total additions	53,575,456

Deductions from net assets attributed to:
Benefits paid to participants	17,731,278
Plan expenses	714,176
Total deductions	18,445,454
Increase in net assets available for benefits	35,130,002
Net assets available for benefits - beginning of year	136,064,258
Net assets available for benefits - end of year	$171,194,260

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

(1) DESCRIPTION OF THE PLAN

The following brief description of the Sleep Number Profit Sharing and 401(k) Plan (Plan), sponsored by Sleep Number Corporation (Plan Sponsor or the Company) provides only general information. Participants should refer to the Plan's summary plan description or official Plan documents for more complete information regarding the Plan’s provisions.

General – The Plan is a tax-qualified defined contribution plan covering all employees. The Plan is available to all common law employees of the Company who are eligible to enroll in the Plan on their date of hire. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at two percent of eligible compensation and their contributions invested in a designated manner as specified in the Plan rules until changed by the participant. The Plan is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's original effective date was January 1, 1994.

Custodian and Recordkeeper – Plan assets are held by The Charles Schwab Bank (Trustee, Custodian or Schwab). The Plan's third-party recordkeeper is Milliman, Inc. (Recordkeeper).

Contributions – Each year, participants may contribute up to a maximum of 50% of eligible earnings, as defined by the Plan, on a pre-tax and/or after-tax Roth basis. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions (pre-tax or after-tax Roth). Participants may also make rollover contributions to the Plan of distributions they received from other employers' tax-qualified retirement plans. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2019, net of forfeitures, were $6,326,994.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service (at least 1,000 hours of service in each year of service). Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, upon death or disability, or terminate employment after reaching the Plan's normal retirement age (65).

Forfeitures – Forfeitures from non-vested accounts are used to either reduce Company discretionary contributions or to pay Plan administrative expenses. The forfeiture balances as of December 31, 2019 and 2018 were $27,421 and $4,500, respectively. Forfeitures were used to pay administrative expenses of $157,477 in 2019. In addition, $312,742 of forfeitures were used to reduce the Company’s 2019 discretionary contributions.

Notes Receivable – Participants – A participant who is employed with the Company may borrow from his or her vested Plan accounts, a minimum loan amount of $1,000 up to a maximum loan equal to the lesser of $50,000, or 50% of the participant's vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of the participant's primary residence. The loans are secured by the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 6.50% as of both December 31, 2019 and 2018). Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Participants may direct investment of their account balance in any of the Plan's designated investment fund options (which also includes Company common stock) or a self-directed brokerage account. Participants may modify their investment fund elections daily.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Payment of Benefits – Upon termination of employment (including due to death, disability or retirement), a participant may receive distribution of his or her vested account balance in the form of a single lump-sum payment, installment payments or non-periodic payments, subject to certain Plan restrictions. A participant may elect to rollover that distribution into another employers' tax-qualified retirement plan or the participant's individual retirement account. A participant may also elect to withdraw some or all of the vested account balances prior to termination of employment under certain Plan in-service withdrawal provisions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $4,550 and $8,118 as of December 31, 2019 and 2018, respectively.

Administrative Expenses – Recordkeeping fees, legal fees, audit fees, trustee fees and other reasonable costs of administering the Plan may be paid with Plan assets.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition – The Plan’s investments, except the Standard Stable Asset Fund II, which was liquidated in 2019, are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of both December 31, 2019 and 2018, approximately 8% of the Plan’s net assets available for benefits were invested in the common stock of the Company. The Plan purchased $3.8 million and sold $8.6 million of the Company's common stock during 2019. As of December 31, 2019 and 2018, the Plan held 282,597 shares and 361,069 shares, respectively, of the Company's common stock. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance.

As of December 31, 2019 and 2018, the Plan also had $37.1 million and $34.3 million, respectively, invested in other funds that individually represented 10% or more of the Plan's net assets available for benefits. The aggregate of these funds represented 22% and 25% of the Plan's net assets available for benefits as of December 31, 2019 and 2018, respectively.

Subsequent Events – In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, and financial markets. On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act which is intended to provide economic relief to retirement plan sponsors and participants in the midst of the global COVID-19 pandemic. Under the CARES Act, changes were made impacting certain provisions of qualified retirement plans, including participant loans and

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019
distributions. Among other things, the CARES Act provisions, which were adopted by the Plan in April 2020, increased the limit on participant loans, extended repayment terms and waived penalties for certain early withdrawals.

While the effects of COVID-19, including the applicable relief provisions of the CARES Act, are not reflected in these Plan financial statements, there is substantial uncertainty in the nature and degree of its effects over time. The extent to which the COVID-19 pandemic impacts the Plan going forward will depend on numerous evolving factors which cannot be reliably predicted, including the duration and scope of the pandemic; governmental, business and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or further financial market instability.

Events that have occurred subsequent to December 31, 2019 have been evaluated through the date these financial statements were issued. Other than the COVID-19 pandemic discussed above, there have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2019.

(3) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4) FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated October 30, 2017 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5) GUARANTEED INVESTMENT CONTRACT

The Standard Stable Asset Fund II (Fund) is a group annuity contract that offers a full guarantee on principal and interest by the Standard Insurance Company (Issuer). The contracts are fully benefit responsive. The Fund balance at December 31, 2018 was $12,796,924. The Fund was liquidated during 2019.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a. The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b. The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c. The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans or transfers to other funds within the Plan.

d. An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e. The Fund itself must allow participants reasonable access to their funds.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019
Investment contracts held in the Fund are recorded at their contract value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Certain events may limit the ability of the Plan to transact at contract value. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total plan termination, retirement incentive programs and the liberalization of plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment or withdrawal restrictions may apply. The Plan Sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected.

(6) FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board's (FASB’s) guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management uses a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•Level 1 – observable inputs such as quoted prices in active markets;
•Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets in nonactive markets;
◦Inputs other than quoted prices that are observable for the asset or liability;
◦Inputs that are derived principally from or corroborated by other observable market data; and
•Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used as of December 31, 2019 compared with the prior year except for the new common collective trust described below.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Common Collective Trust (CCT) – The Putnam Stable Value Fund (Putnam) is a CCT. The Plan uses the net asset value (NAV) per share of the fund provided by the Trustee of the fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund would sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund's units are issued and redeemed daily at the constant NAV of $1 per unit.

Sleep Number Corporation Common Stock – Sleep Number Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019
The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2019	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$13,915,076	$—	$—	$13,915,076
Mutual funds	135,768,432	—	—	135,768,432
Self-directed brokerage account	2,434,328	—	—	2,434,328
Total investments in the fair-value hierarchy	$152,117,836	$—	$—	$152,117,836

Investments in Common Collective Trust funds at net asset value(1)				13,919,638

Total investments at fair value				$166,037,474

December 31, 2018	Level 1	Level 2	Level 3	Total
Sleep Number Corporation common stock	$11,456,719	$—	$—	$11,456,719
Mutual funds	106,469,191	—	—	106,469,191
Self-directed brokerage account	1,041,737	—	—	1,041,737
Total investments at fair value	$118,967,647	$—	$—	$118,967,647

(1) In accordance with FASB Subtopic 820-10, certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(7) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company. Notes receivable from participants are also considered party-in-interest transactions. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	**	$10,914,731
	Fidelity 500 Index Fund	Mutual Fund	**	37,115,851
	Fidelity Mid Cap Index Fund	Mutual Fund	**	10,787,878
	Fidelity Small Cap Index Fund	Mutual Fund	**	660,719
	Fidelity Total International Index Fund	Mutual Fund	**	600,881
	Fidelity US Bond Index	Mutual Fund	**	602,863
	Loomis Sayles Small Cap Growth Fund Institutional Class	Mutual Fund	**	9,049,168
	Metropolitan West Total Return Bond Plan Class	Mutual Fund	**	6,515,528
	MFS New Discovery Value Fund Class R6	Mutual Fund	**	7,932,430
	Pimco Global Bond Opportunities Fund (USD-Hedged) Institutional	Mutual Fund	**	1,816,038
	Putnam Stable Value Fund	Stable value collective trust fund	**	13,919,638
	Vanguard Target Retirement 2015 Investor Shares	Mutual Fund	**	2,153,367
	Vanguard Target Retirement 2020 Investor Shares	Mutual Fund	**	3,068,435
	Vanguard Target Retirement 2025 Investor Shares	Mutual Fund	**	4,629,867
	Vanguard Target Retirement 2030 Investor Shares	Mutual Fund	**	5,678,453
	Vanguard Target Retirement 2035 Investor Shares	Mutual Fund	**	5,629,726
	Vanguard Target Retirement 2040 Investor Shares	Mutual Fund	**	6,326,589
	Vanguard Target Retirement 2045 Investor Shares	Mutual Fund	**	8,652,040
	Vanguard Target Retirement 2050 Investor Shares	Mutual Fund	**	6,435,329
	Vanguard Target Retirement 2055 Investor Shares	Mutual Fund	**	5,059,478
	Vanguard Target Retirement 2060 Investor Shares	Mutual Fund	**	1,465,233
	Vanguard Target Retirement 2065 Investor Shares	Mutual Fund	**	80,152
	Vanguard Target Retirement Income Investor Shares	Mutual Fund	**	402,316
	Victory Trivalent International Small-Cap Fund Class R6	Mutual Fund	**	191,360
*	Self-directed brokerage account	Various	**	2,434,328
*	Sleep Number Corporation common stock	Common stock	**	13,915,076
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2020 to 2034	$0	3,394,347
		Total		$169,431,821
* Party-in-Interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

This schedule has been prepared based on information certified as complete and accurate by The Charles Schwab Bank, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
(Name of Plan)

Date:	June 25, 2020	By:	/s/ Martin S. Solhaug
Martin S. Solhaug
Sr. Director, Total Rewards Plan Administrator